03011973

3/4/03

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2003 MAIL PROCESSING SECTION WASH. D.C. 181

SEC FILE NUMBER
8- 50298

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

S. W. Bach & Company

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Expressway Plaza, Suite 200
(No. and Street)

Roslyn Heights, NY 11577
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George D'Avanzo (516) 621-8100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name — if individual, state last, first, middle name)

100 Jericho Quadrangle, Suite 236, Jericho, NY 11753
(Address) (City) (State) Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

MAR 12 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George D'Avanzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. W. Bach & Company, as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

February 25, 2003

ALAN E. GERSHBERG
NOTARY PUBLIC, NEW YORK STATE
NO. 01GE6021367, NASSAU COUNTY
COMM. EXPIRES MAR. 15, 2003

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S. W. BACH & COMPANY

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2002

S. W. BACH & COMPANY
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2002

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

S. W. Bach & Company
Roslyn Heights, New York

We have audited the accompanying statement of financial condition of S. W. Bach & Company as of December 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S. W. Bach & Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the

BDO SEIDMAN ALLIANCE
An Independent Member of the BDO Seidman Alliance

basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Associates LLP

Jericho, New York
February 11, 2003

S. W. BACH & COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 546,733
Due from clearing firm	637,785
Securities owned:	
Not readily marketable, at estimated fair value	59,100
Fixed assets - net	27,530
Due from affiliated companies	1,970,314
Other assets	50,420
Total assets	$3,291,882

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 340,798
Commissions payable	289,235
Total liabilities	630,033

COMMITMENTS AND CONTINGENCIES – see notes

Stockholder's Equity

Common stock, $1.00 par value - 100,000 shares authorized; 5,000 shares issued and outstanding	5,000
Additional paid-in capital	580,898
Retained earnings	2,075,951
Total stockholder's equity	2,661,849
Total liabilities and stockholder's equity	$3,291,882

See accompanying notes to financial statements.

S. W. BACH & COMPANY
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	
Commissions	$ 9,872,959
Interest and other income	517,028
Total revenues	10,389,987
Expenses	
Compensation and benefits	5,812,088
Clearing and execution	805,202
Management fees	1,728,192
Communications	124,266
Registration fees	52,810
Other operating expenses	405,223
Total expenses	8,927,781
Income before income taxes	1,462,206
Income taxes	553,000
Net income	$ 909,206

See accompanying notes to financial statements.

S. W. BACH & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCES, January 1, 2002	$5,000	$580,898	$1,166,745	$1,752,643
Net income	--	--	909,206	909,206
BALANCES, December 31, 2002	$5,000	$580,898	$2,075,951	$2,661,849

See accompanying notes to financial statements.

S. W. BACH & COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Increase (decrease) in cash and cash equivalents	
Cash flows from operating activities	
Net income	$ 909,206
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,253
(Increase) decrease in operating assets:	
Due from clearing firm	95,402
Securities owned, not readily marketable, at estimated market value	202,740
Due from affiliated companies	(1,100,183)
Other assets	(13,274)
Increase in operating liabilities:	
Accounts payable and accrued expenses	89,889
Commissions payable	86,385
Total adjustments	(633,788)
Net cash provided by operating activities	275,418
Cash flows from investing activities	
Purchase of fixed assets	(13,258)
Net increase in cash and cash equivalents	262,160
Cash and cash equivalents at January 1, 2002	284,573
Cash and cash equivalents at December 31, 2002	$ 546,733

See accompanying notes to financial statements.

S. W. BACH & COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION

S. W. Bach & Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company's headquarters are located in Roslyn Heights, New York. In 2002, the firm established a franchise office in New York City, and subsequent to year-end, opened a branch office in Boca Raton, Florida.

The Company primarily executes transactions in listed and over-the-counter securities on an agency and riskless principal basis. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

The Company is wholly-owned by JAS Management Corp. ("JAS").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and commission revenue and related expenses, on a trade-date basis.

For purposes of the financial statements, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of a short-term certificate of deposit in the amount of approximately $100,000.

Fixed assets are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets.

Securities not readily marketable are valued at estimated fair value as determined by management. These securities consist of equities and warrants that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – continued

contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The Company is included in the consolidated federal income tax return and the combined New York State income tax return filed by its parent. Federal and state income taxes are calculated on a separate return basis, and the amount or benefit calculated is either remitted to or received from the parent. Deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NOTE 3 - CLEARING AGREEMENTS

In October 2002, the Company amended the agreement with its clearing firm. In consideration of the Company extending its clearing arrangement through 2006, the clearing firm agreed to provide to JAS certain payments commencing in 2003. JAS will earn the payments over the term of the agreement, subject to a termination charge, as defined, in the event of early termination. The Company has no obligation to pay the termination charges should they arise. However, to secure the payment of such charges, JAS has granted to the clearing firm a first priority lien in all of the outstanding shares of the Company.

During 2002, the Company, its clearing firm, and Arjent, Limited ("Arjent"), the Company's affiliated securities broker-dealer located in the United Kingdom, entered into a secondary clearing agreement. The agreement entitles Arjent to clearing services provided under terms of the Fully Disclosed Clearing Agreement between the Company and its clearing firm. In consideration, the Company has agreed to guaranty the performance of all obligations and liabilities of Arjent to the clearing firm.

S. W. BACH & COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 4 - FIXED ASSETS

Fixed assets consist of the following:

		Estimated Useful Life
Furniture and equipment	$14,441	7 years
Computer equipment	25,020	5 years
	39,461	
Less: Accumulated depreciation	11,931	
	$27,530	

Depreciation expense was $5,253 for the year.

NOTE 5 - INCOME TAXES

The provision for income taxes consists of the following:

Federal	$474,000
State	79,000
	$553,000

All income taxes are currently payable. However, tax liabilities of $472,000 will be offset by the tax benefits of available net operating losses incurred by JAS. There were no significant deferred tax items as of December 31, 2002.

NOTE 6 - CONCENTRATION OF CREDIT RISK AND OFF-BALANCE SHEET RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories. The Company maintains a portion of its cash balances at its clearing firm.

The Company executes, as principal and agent, securities transactions on behalf of its customers and for its own account. These activities may expose the Company to off-balance sheet risk in the event counter-parties fail to perform and the Company is required to discharge the obligations of the non-performing party. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

S. W. BACH & COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 7 - RELATED PARTY TRANSACTIONS

Pursuant to an attestation agreement dated as of November 1, 1998, JAS is required to pay certain obligations incurred on behalf of the Company without seeking indemnification or reimbursement from the Company. These obligations include, but are not limited to, various leases, occupancy costs and administrative expenses. During 2002, the Company paid management fees of $1,728,192 to JAS.

The Company has loan receivables from JAS and another affiliate in the amounts of $1,840,301 and $130,013, respectively. The loans are non-interest bearing and are due on demand.

NOTE 8 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2002, the Company had net capital of $553,785 which exceeded its requirement of $100,000 by $453,785. The Company's net ratio was 1.14 to 1.

SUPPLEMENTARY SCHEDULES

S. W. BACH & COMPANY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR
BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

S. W. BACH & COMPANY
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

Computation of Net Capital

Stockholder's equity	$2,661,849
Nonallowable assets:	
Securities owned, not readily marketable, at estimated fair value	59,100
Fixed assets - net	27,530
Due from affiliated companies	1,970,314
Other assets	50,420
	2,107,364
Net capital before haircuts on security positions	554,485
Haircuts on securities: Money market balances	700
Net capital	553,785
Minimum capital requirement - the greater of $100,000 or 6-2/3% of aggregate indebtedness of $630,033	100,000
Excess net capital	$ 453,785
Ratio of aggregate indebtedness to net capital	1.14 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 340,798
Commissions payable	289,235
	$ 630,033
Reconciliation with the Company's unaudited net capital computation:	
Net capital, as reported in the Company's FOCUS Part IIA as of December 31, 2002 (unaudited)	$ 592,657
Audit adjustments:	
Increase in accrued expenses	(61,138)
Other adjustments - net	22,266
Net capital per above	$ 553,785

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs

----

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5

S. W. Bach & Company
Roslyn Heights, New York

In planning and performing our audit of the financial statements of S. W. Bach & Company for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

BDO SEIDMAN ALLIANCE
An Independent Member of the BDO Seidman Alliance

SCHNEIDER & ASSOCIATES LLP

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Jericho, New York
February 11, 2003